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February 10, 2010

Ms. Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

RE:	The Gabelli Global Gold, Natural Resources and Income Trust
(File Nos. 333-164363, 811-21698)

Dear Ms. Hatch:

The Gabelli Global Gold, Natural Resources and Income Trust (the "Fund") has authorized us to make the following responses to the comments in your letter dated February 1, 2010 to its Registration Statement on Form N-2 (the "Registration Statement"), and to your follow-up comments regarding Item No. 7 in such letter provided to us via telephone on February 9, 2010.  Your comments are set forth below and our response follows each respective comment in italics.

Form N-CSR

Statement of Assets and Liabilities

7.
The statement of assets and liabilities includes an asset, “Deferred offering expense,” of $164,666.  Please explain to us the accounting treatment for deferred offering expenses and whether the accounting treatment conforms with GAAP.

The Fund commenced offering common shares from its existing 3 year shelf registration on February 19, 2009.

As per Section 8.248.26 of the 2009 AICPA Investment Companies Audit and Accounting Guide and discussed by paragraphs 5-6 of FASB ASC 946-20-25 and 946-20-35-5, offering costs of closed-end funds with a continuous offering period should be accounted for as a deferred charge until operations begin and thereafter amortized to expense over twelve months on a straight-line basis.

In accordance with GAAP, prior to February 19, 2009, The Gabelli Global Gold, Natural Resources & Income Trust treated the $164,666 relating to offering expenses as a deferred charge.  As of February 19, 2009, when The Gabelli Global Gold, Natural Resources & Income Trust commenced offering common shares, the shelf offering costs associated with the issuance of common shares have been amortized to expense over the remaining twelve months on a straight-line basis.

The Fund’s Semi-Annual Report dated June 30, 2009 listed the offering costs in the Fund’s Statement of Changes in Net Asset within the subheading “Fund Share Transactions,” under the guidance that offering costs of closed-end funds should be charged to paid-in capital.   Subsequent to the issuance of the June 30 financial statement, it was determined that the Fund’s offering was a continuous offering that necessitated a different accounting treatment under GAAP, which was to record the offering expenses as a deferred charge to be amortized over twelve months on a straight-line basis.

The effect of the change in accounting treatment on the Fund’s net asset value in dollars and on a per share basis was de minimis. As of December 31, 2009, the accounting treatment conforms with GAAP.

If you have any questions or comments or require any additional information in connection with the Registration Statement, please telephone me at (212) 735-2262.

Sincerely,

/s/ Rose Park